Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Six:
Pathmaker

Supplement dated June 21, 2024 to the product notice dated April 29, 2024
This supplement to the product notice outlines changes related to:
2. Key Information Table
All other provisions outlined in the product notice remain unchanged. This supplement is for informational purposes and requires no action on your part.
In section 2. Key Information Table: The Investment Options (fund fees and expenses) reflected in the “Ongoing Fees and Expenses (annual charges)” table are replaced as follows:

Annual Fee	Minimum	Maximum
Investment Options (fund fees and expenses)	0.47%²	0.93%²
This supplement should be retained for future reference.

HV-8135